

Mail Stop 3628

November 6, 2019

George Kok
President
Morgan Stanley Capital I Inc.
1585 Broadway
New York, New York 10036

> **Re:** **BANK 2017-BNK8**
> **Morgan Stanley Capital I Trust 2017-HR2**
> **BANK 2018-BNK11**
> **BANK 2018-BNK14**
> **Forms 10-K for Fiscal Year Ended December 31, 2018**
> **Filed March 29, 2019**
> **File Nos. 333-206582-12, 333-206582-13, 333-206582-14 and 333-206582-16**

Dear Mr. Kok:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Kevin Blauch, Sidley Austin LLP